Exhibit 2.4

ARTICLES OF MERGER

OF

OMNIMMUNE CORP.

INTO

OMNIMMUNE ACQUISITION CORP.

Pursuant to the provisions of Article 5.04 of the Texas Business Corporation Act (the “TBCA”), Omnimmune Corp., a Texas corporation (the “Corporation”), and Omnimmune Acquisition Corp., a Delaware corporation, hereby execute and adopt the following Articles of Merger this 7th day of August, 2008 and certify that:

1. The name of the surviving corporation is Omnimmune Acquisition Corp., a corporation organized under the laws of the State of Delaware on July 8, 2008 (“Surviving Corporation”); the name of the non-surviving corporation is Omnimmune Corp., a corporation organized under the laws of the State of Texas on November 30, 1998.  Surviving Corporation is a wholly owned subsidiary of Omnimmune Holdings, Inc., a Delaware corporation.

2. The Agreement of Merger and Plan of Reorganization (the “Merger Agreement”) was duly approved, adopted, certified, executed and acknowledged by Unanimous Written Consent of the Board of Directors of the Corporation, dated August 5, 2008, and an Action of the Shareholders of the Corporation Taken by Two-Thirds Majority Written Consent in Lieu of a Meeting, dated August 5, 2008.

3. The Merger Agreement was duly approved, adopted, certified, executed and acknowledged by Action of the Sole Shareholder of Omnimmune Acquisition Corp. Taken by Written Consent in Lieu of a Special Meeting, dated August 7, 2008, and an Action of the Sole Director of Omnimmune Acquisition Corp. Taken by Written Consent in Lieu of a Meeting, dated August 6, 2008, and was duly authorized by all action required by the laws of the State of Delaware, and the Surviving Corporation’s constituent documents.

4. The Certificate of Incorporation of the Surviving Corporation at the effective date of the merger shall be the Certificate of Incorporation of said surviving corporation and said Certificate of Incorporation shall continue in full force and effect until changed, altered, or amended in the manner prescribed by the provisions of the General Corporation Law of the State of Delaware.

5. The written consent of the Corporation’s shareholders has been given in accordance with Section 9.10A of the Texas Business Corporation Act and any written notice required by Section 9.10A has been given.

6. The written consent of the Surviving Corporation’s shareholders has been given in accordance with Section 9.10A of the Texas Business Corporation Act and any written notice required by Section 9.10A has been given.

7. The executed Merger Agreement is on file at an office of the Surviving Corporation located at 4600 Post Oak Place, Suite 352, Houston, TX 77027, the place of business of the Surviving Corporation.

8. A copy of the Merger Agreement shall be furnished by the Surviving Corporation, on written request and without cost, to any stockholder of the Corporation, the Surviving Corporation or Omnimmune Holdings, Inc.

9. A copy of the Merger Agreement will be furnished by the Surviving Corporation, on written request and without cost, to any creditor or obligee of the parties to the merger at the time of the merger if the obligation is then outstanding.

10. In lieu of providing a Tax Certificate, the Surviving Corporation will be responsible for the payment of all fees and franchise taxes required by law, and will be obligated to pay such fees and franchise taxes if the same are not timely paid.

IN WITNESS WHEREOF, the parties hereto have caused this certificate to be signed by an authorized representative of each such entity, the 7th day of August, 2008.

OMNIMMUNE CORP., a Texas corporation

By: /s/ HARRIS LICHTENSTEIN
Its:    President

OMNIMMUNE ACQUISITION CORP., a Delaware corporation

By: /s/TRAVIS MCPHEE
Its:    President